June 23, 2026

Ontario Securities Commission ("Principal Regulator")
British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Autorité des marchés financiers

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Service Newfoundland & Labrador

Financial and Consumer Services Commission (New Brunswick)

Office of the Superintendent of Securities, Government of Prince Edward Island

Re: Americas Gold and Silver Corporation (the "Company") - Report of Voting Results pursuant to Section 11.3 of National Instrument 51‐102 - Continuous Disclosure Obligations ("NI 51‐102")

Following the annual meeting of shareholders of the Company, held on June 23, 2026 (the "Meeting"), and in accordance with section 11.3 of NI 51‐102, we hereby advise you of the following voting results obtained at the Meeting:

The Scrutineer's report recorded that there were 126 shareholders represented in person or by proxy at the Meeting representing 224,051,051 common shares (or approximately 68.53% of the issued and outstanding common shares of the Company.

1. Election of Directors

The election of directors was conducted by a show of hands. Each of the eight nominees in the Company's management information circular dated May 14, 2026 were elected to serve until the next annual meeting of shareholders of the Company or until their successors are duly elected or appointed. The percentage of votes cast "for" or "against" from the vote are set forth below opposite the name of each elected director based on proxies received.

Nominee	Votes For	% For	Votes Withheld	% Against
Joseph Andre Paul Huet	179,590,244	92.33	14,910,879	7.67
Peter Goudie	142,841,828	73.44	51,659,294	26.56
Tara Hassan	160,855,397	82.70	33,645,727	17.30
Shirley In't Veld	193,714,891	99.60	786,232	0.40
Bradley R. Kipp	184,838,438	95.03	9,662,685	4.97
Gordon E. Pridham	184,870,712	95.05	9,630,411	4.95
Meri Verli	193,025,754	99.24	1,475,369	0.76

2. Appointment of Independent Auditor

PricewaterhouseCoopers LLP was reappointed as independent auditor of the Company for the ensuing year, and the Board of Directors were authorized to fix the remuneration of the auditors. The resolution was approved by shareholders by a show of hands. The percentage of votes cast "for" or "withheld" from the vote are set forth below as follows:

Votes For	% For	Votes Withheld	% Withheld
222,646,661	99.37	1,404,387	0.63%

Yours truly,

AMERICAS GOLD AND SILVER CORPORATION

Per:

"Warren Varga"

Warren Varga

Chief Financial Officer